UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-37381

XYLO TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

10 HaNechoshet Street, Tel-Aviv, 6971072, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On August 4, 2025, Xylo Technologies Ltd. (the “Company”), among other investors, entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”) with ParaZero Technologies Ltd. (“ParaZero”) for the purchase of (i) 581,818 of ParaZero’s ordinary shares, par value NIS 0.02 per share (the “Ordinary Shares”), and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 100,000 Ordinary Shares, in a registered direct offering at a purchase price of $1.10 per Ordinary Share and $1.09999 per Pre-Funded Warrant, for the aggregate amount of $750,000.

The Pre-Funded Warrants are exercisable at an exercise price of $0.00001 per Ordinary Share, subject to adjustment as set forth therein, and do not expire until exercised in full. The Pre-Funded Warrants can be exercised on a cashless basis.

A holder of the Pre-Funded Warrants does not have the right to exercise any portion of its Pre-Funded Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of Ordinary Shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own Ordinary Shares in excess of 4.99% of the number of the Ordinary Shares outstanding immediately after giving effect to such exercise.

The Securities Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

Forward-Looking Statements

This Report on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, Company cannot guarantee ParaZero’s future performance, or that its investment in ParaZero will generate positive results. Furthermore, actual results may differ materially from those projected or implied due to various risks and uncertainties. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xylo Technologies Ltd.

Date: August 8, 2025	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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